UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 10, 2023

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2023

MIGDAL HAEMEK, Israel – May 10, 2023 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the first quarter ended March 31, 2023.

Highlights of the First Quarter of 2023

•	Quarterly revenues of $72.5 million; a 6% decrease year-over-year;
•	GAAP operating income of $14.2 million; non-GAAP operating income of $17.4 million, representing an operating margin of 19.6% and 24.0% respectively;
•	GAAP net income of $17.2 million and non-GAAP net income of $20.4 million;
•	Positive operating cash-flow of $17 million.

Forward-Looking Expectations

For the second quarter, management expects similar level of revenues as achieved in the first quarter.

Management Comment

Rafi Amit, Camtek’s CEO commented, “We continue to see solid business, particularly in our main segment, Advanced Packaging, which accounted for 60% of our revenues. In the first quarter, we shipped multiple systems to six tier-1 customers in the Advanced Packaging and Heterogeneous Integration space, contributing more than 40% of quarterly revenues. Among others, we received a strategically important order for nine machines from a tier-1 customer for Advanced Packaging applications, to be delivered in the second and third quarters of this year.”

Concluded Mr Amit “Following our strong growth in recent years and given the current slowdown in our end-markets, we are currently making efforts to optimize our cost structure, mainly on the gross margin level, while maintaining flexibility at the inventory level to support growth once the market picks up again. At the same time, we continue our investment in R&D with plans to release new products later this year.”

First Quarter 2023 Financial Results

Revenues for the first quarter of 2023 were $72.5 million. This compares to first quarter 2022 revenues of $77.2 million, a decrease of 6%, which reflect market trends.

Gross profit on a GAAP basis in the quarter totaled $33.9 million (46.7% of revenues), a decline of 15% compared to a gross profit of $39.9 million (51.7% of revenues) in the first quarter of 2022.
Gross profit on a non-GAAP basis in the quarter totaled $34.3 million (47.3% of revenues), a decline of 15% compared to a gross profit of $40.2 million (52.0% of revenues) in the first quarter of 2022.

Operating profit on a GAAP basis in the quarter totaled $14.2 million (19.6% of revenues), a decrease of 27% compared to an operating profit of $19.5 million (25.3% of revenues) in the first quarter of 2022.
Operating profit on a non-GAAP basis in the quarter totaled $17.4 million (24.0% of revenues), a decrease of 22% compared to $22.2 million (28.8% of revenues) in the first quarter of 2022.

Net income on a GAAP basis in the quarter totaled $17.2 million, or $0.36 per diluted share, compared to net income of $18.4 million, or $0.39 per diluted share, in the first quarter of 2022.
Net income on a non-GAAP basis in the quarter totaled $20.4 million, or $0.42 per diluted share, compared to a non-GAAP net income of $21.0 million, or $0.44 per diluted share, in the first quarter of 2022.

Cash and cash equivalents and deposits, as of March 31, 2023, were $492.7 million compared to $478.7 million as of December 31, 2022. During the first quarter, the Company generated net operating cash of $17.1 million.

Zoom Conference Call

Camtek will host a Zoom conference call today, May 10, 2023, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the Zoom call, please register using the following link, which will email the link with which to access the video call:

https://us06web.zoom.us/webinar/register/WN_4CeLUvhsTPaYbgfP8aQGOQ

For those wishing to listen via phone, following registration, investors may dial: 1 929 205 6099 with webinar ID 841 8425 9353.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com
This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expected revenue for the second quarter of 2023 and full year 2023 and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the impact of any new or revised export and/or import and doing-business regulations or sanctions, such as changes in U.S. trade policies; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, and continuing or new effects as a result of the COVID-19 pandemic; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchases of our products; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude share based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets (unaudited)

(In thousands)

	March 31,	December 31,
	2023	2022
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	189,199	148,156
Short-term deposits	226,500	251,500
Trade accounts receivable, net	66,304	80,611
Inventories	64,536	65,541
Other current assets	15,032	11,156

Total current assets	561,571	556,964

Long-term deposits	77,000	79,000
Long term inventory	6,533	5,357
Deferred tax assets, net	874	1,004
Other assets, net	1,566	1,024
Property, plant and equipment, net	35,213	33,141
Intangible assets, net	608	597

Total non-current assets	121,794	120,123

Total assets	683,365	677,087

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	28,059	31,667
Other current liabilities	46,394	56,833

Total current liabilities	74,453	88,500

Long term liabilities
Other long-term liabilities	8,356	8,748
Convertible notes	196,010	195,737
	204,366	204,485

Total liabilities	278,819	292,985

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31, 2023 and at December 31, 2022;
46,665,240 issued shares at March 31, 2023 and 46,505,318 at December 31, 2022;
44,572,864 shares outstanding at March 31, 2023 and 44,412,942 at December 31, 2022	175	175
Additional paid-in capital	190,304	187,105
Retained earnings	215,965	198,720
	406,444	386,000
Treasury stock, at cost (2,092,376 as of March 31, 2023 and December 31, 2022)	(1,898)	(1,898)

Total shareholders' equity	404,546	384,102

Total liabilities and shareholders' equity	683,365	677,087

Camtek Ltd.
Consolidated Statement of Income (unaudited)

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	U.S. dollars (In thousands)
Revenues	72,457	77,166	320,909
Cost of revenues	38,593	37,308	161,053

Gross profit	33,864	39,858	159,856

Operating expenses:
Research and development	7,554	7,677	28,859
Selling, general and administrative	12,115	12,655	49,499

Total operating expenses	19,669	20,332	78,358

Operating profit	14,195	19,526	81,498

Financial income, net	5,110	633	6,690

Income before incomes taxes	19,305	20,159	88,188

Income tax expense	(2,060)	(1,781)	(8,239)

Net income	17,245	18,378	79,949

Basic net earnings per share (in US dollars)	0.39	0.42	1.81

Diluted net earnings per share (in US dollars)	0.36	0.39	1.66

Weighted average number of
ordinary shares outstanding (in thousands):

Basic	44,522	43,852	44,158

Diluted	48,436	48,146	48,229

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	17,245	18,378	79,949

Share-based compensation	3,194	2,665	10,523
Non-GAAP net income	20,439	21,043	90,472

Non –GAAP net income per share, diluted	0.42	0.44	1.88

Gross margin on GAAP basis	46.7%	51.6%	49.8%
Reported gross profit on GAAP basis	33,864	39,858	159,856

Share-based compensation	392	302	1,217
Non- GAAP gross margin	47.3%	52.0%	50.2%
Non-GAAP gross profit	34,256	40,160	161,073

Reported operating income attributable to Camtek Ltd. on GAAP basis	14,195	19,526	81,498
Share-based compensation	3,194	2,665	10,523
Non-GAAP operating income	17,389	22,191	92,021